EXHIBIT 99.1

News Release dated April 21, 2016, Suncor Energy to release first quarter 2016 financial results and hold Annual General Meeting of shareholders

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2016 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (April 21, 2016) – Suncor will release its first quarter financial results on Wednesday, April 27, 2016 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the first quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Thursday, April 28, 2016. Representing management will be Steve Williams, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period with analysts will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host.

Please note, this is a different format than previous calls in that the telephone lines will be limited and only open to those asking questions.

To participate in the conference, go to suncor.com/webcasts.

An archive of the webcast will be available on suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•                 if calling from North America: 1 866-225-2055

•                 if calling from outside North America: +1 416-340-2219

Suncor has scheduled its second quarter financial release date for Wednesday, July 27, 2016.

Annual General Meeting

Suncor will host its Annual General Meeting at 10:30 a.m. MT (12:30 p.m. ET).

Thursday, April 28, 2016

Telus Convention Centre

120 Ninth Avenue SE

Calgary, Alberta

The event will be webcast live on suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy,  or come and See what Yes can do.

Investor inquiries:

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com